Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES UPDATE ON GUALCAMAYO AND MAKES CONSTRUCTION DECISION FOR QDD LOWER WEST AT GUALCAMAYO AND PILAR

- Increase in mineral reserves and mineral resources, increase in production at currently operating Gualcamayo mine and at new Pilar project -

TORONTO, ONTARIO, August 4, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that it has made a construction decision at QDD Lower West, the planned underground ore body at its Gualcamayo mine, which will supplement existing operations at Gualcamayo, and made a further construction decision for the development of its Pilar project in Brazil. The Company also reported updates on its other development and exploration projects. All amounts are expressed in United States Dollars unless otherwise indicated.

“The supplemental production at Gualcamayo along with Pilar provides us with our next stage of growth into 2013 which will be beyond our initial production target of 1.5 million gold equivalent ounces,” said Yamana’s chairman and chief executive officer, Peter Marrone. “We have numerous other projects under evaluation in addition to expected continuing exploration successes, which we are confident will provide further production growth.”

Gualcamayo, Argentina

Advanced Mine Plan and Construction Decision at QDD Lower West

Yamana has updated its production plan for Gualcamayo to include the results of the recently completed feasibility study update for QDD Lower West, the planned underground ore body below the current QDD open pit operations and one of several identified areas of mineralization at Gualcamayo, and has made a construction decision for QDD Lower West.

Capital required for QDD Lower West is estimated at approximately $85 million and is required primarily for mine development as ore is expected to be processed through existing heap leaching operations and facilities at Gualcamayo. This will be an underground mine, with ore being extracted through the sublevel stoping method.

Gualcamayo production will result from a mix of various ores including from QDD and from QDD Lower West. Production from QDD Lower West is targeted to begin in early 2013, ahead of the originally planned 2015. Recovery at QDD Lower West is expected to be at approximately 65%, although recovery in the first couple of years would be higher.  Cumulative recovery from all ores at Gualcamayo is expected to be in the order of approximately 65% to 75%.  While recovery will be lower from QDD Lower West than the main open pit ore, gold will be recovered through the heap leaching processing facilities already in operation at Gualcamayo, thereby reducing the need for additional capital for production from QDD Lower West. In addition, ore from QDD Lower West increases the overall grade at Gualcamayo, thereby contributing to an increase in overall production.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

QDD Lower West’s current mineral reserves and metallurgical testwork support heap leaching recovery at the planned recovery rate. Given the significant additional exploration opportunity at QDD Lower West, the Company will continue its exploration efforts as it progresses with mine development. The Company plans to monitor the option of adding a milling facility which would increase recoveries and production. The prospect of a mill is dependent on continuing exploration success and the delineation of additional mineral reserves and this initiative will be further evaluated in late 2011.

The following is a summary of the updated and current mineral reserves and mineral resources at Gualcamayo:

Mineral Reserves(1)
Proven Mineral Reserve			Probable Mineral Reserve			Total Proven & Probable
Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)
17,091,074	0.95	522,934	58,575,156	1.04	1,957,370	75,666,229	1.02	2,479,498

Mineral Resources (2) (inclusive of mineral reserves)
Measured Mineral Resource			Indicated Mineral Resource			Total Measured & Indicated
Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)
22,659,160	1.07	778,953	77,438,467	1.09	2,731,465	100,097,627	1.09	3,510,418

Inferred Mineral Resources
Tonnes	Au (g/t)	Oz (Au)
5,428,130	1.06	184,110

1.	Mineral reserves use a gold price of $900 per ounce
2.	Mineral resources are estimated at a cut-off grade of 1.0 g/t Au for QDD Lower West, 0.15 g/t for QDD main open pit, and 0.5 g/t for AIM

Total mineral reserve and mineral resource estimates at Gualcamayo have increased from those published as at the end of 2009. Proven and probable mineral reserves have increased by approximately six percent and with the upgrade of inferred resources, measured and indicated resources have increased by approximately 29 percent.

The following is a summary of the key operating parameters at Gualcamayo beginning in 2011 accounting for a combination of the various ores.

Capital cost: approximately $85 million (QDD Lower West mine development)
Cash cost per ounce(1): $395-415
Mining cost per tonne of ore: $4.70-4.90
Plant cost per tonne or ore: $2.50-2.70
G&A and other cost per tonne:  $1.30-1.50
Average throughput: approximately 10,000,000 tonnes per year
Initial mine life: 9 years
Plant recovery rate: approximately 71% (cumulative)

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Planned sustainable production at Gualcamayo is targeted at more than 190,000 ounces per year.  The following is a summary of the updated expected annual production from Gualcamayo for the next five years.

Year	Production (oz)
2011	165-185,000
2012	170-190,000
2013	220-240,000
2014	190-210,000
2015	215-235,000
Average	192-212,000

The Company views the increase in production at Gualcamayo from QDD Lower West as a base case scenario which may be improved upon with more ounces discovered and with the evaluation of the milling concept as noted above.

Further exploration efforts continue at QDD Lower West. Yamana believes mineral reserves and mineral resources at Gualcamayo will continue to be increased significantly, particularly at QDD Lower West.  During the first half of 2010, 40 drill holes totaling 9,964 metres were completed from underground development at the west end of the QDD Lower West ore body.  The drilling, designed to upgrade inferred mineral resources, resulted in an increase in the measured and indicated mineral resources category and confirmed that the QDD Lower West ore body remains open to the west. One kilometre further to the west, at the 3D target, the Rodado tunnel was completed to a length of 300 metres and underground drilling commenced at the end of May 2010.  The strike length of QDD Lower West has the potential to double to more than 2 kilometres.

The Company will evaluate how additional mineral resources from this exploration plan will further contribute to gold production, particularly in later years with the objective of maintaining the sustainable production plan exceeding an average of 190,000 ounces per year through 2020.

In the second quarter of 2010, production at Gualcamayo was 37,467 ounces representing an increase of over 8,000 ounces or 27 percent compared to the first quarter of 2010.  Total gold production at Gualcamayo for the first half of 2010 was 66,928 ounces at cash cost of $434 per ounce. Production was entirely from the QDD open pit operations only. Yamana expects production at Gualcamayo to increase sequentially quarter-over-quarter similar to 2009 and that it will achieve planned levels of production for the remainder of the year.

Pilar, Brazil

Construction Decision

Yamana also announced today that it has made a construction decision on its 100 percent owned Pilar project in Brazil. The decision was based on a recently completed positive feasibility study which delivered the first mineral reserve estimate for Pilar.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

The Pilar project is a gold  project located in Goias, Brazil, approximately 300 kilometres northwest of the city of Brasilia and approximately 70 kilometres south of Yamana’s Chapada mine.  Pilar is located east of the Crixas Greenstone Belt which hosts the Serra Grande gold mine and the Guarinos Greenstone Belt which is east of the Crixas Belt and similar in shape and size.  The Crixas and Pilar gold mineralization have very similar structural control, hydrothermal alteration, stratigraphy and tectonic history, and are approximately 40 kilometres apart.  Yamana controls approximately 65,000 hectares of mineral claims and permits that cover the majority of the Guarinos and Pilar Greenstone belts.

The Company has also provided an exploration update on its extension drilling program at Pilar and will continue its exploration efforts with the view of increasing overall mineral resources. During the permitting period, which is expected to continue into the first quarter of 2011, the Company will continue to advance exploration and development work to upgrade mineral resources to mineral reserves.  The vein structure of the ore body varies in width. Hence, additional delineation work will allow for more reliability once production begins, which is targeted for mid-2013.  Earth work is expected to begin in early to mid 2011 (after the rainy season and following the completion of permitting) and construction is expected to take 24-30 months.

The following is a summary of the current mineral reserves and mineral resources for the Jordino deposit at Pilar based on drill results up until the end of April 2010:

Mineral Reserves (1, 2, 3)
Proven Mineral Reserve			Probable Mineral Reserve			Total Proven & Probable
Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)
-	-	-	8,871,089	4.01	1,144,894	8,871,089	4.01	1,144,894

Mineral Resources (2) (inclusive of mineral reserves)
Measured Mineral Resource			Indicated Mineral Resource			Total Measured & Indicated
Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)
-	-	-	7,658,576	4.94	1,215,846	7,658,576	4.94	1,215,846

Inferred Mineral Resource
Tonnes	Au (g/t)	Oz (Au)
207,650	5.27	35,155

1.	Mineral reserves use a gold price of $900 per ounce
2.	Mineral reserves and mineral resources are estimated at a 2.0 g/t Au cut-off grade.
3.	Mineral reserves include dilution of 1.83 million tonnes of waste grading 0.41 g/t Au.

Total mineral resources (including reserves) for the Jordino deposit increased by 32 percent from the published estimate for mineral resources as at the end of 2009. The new mineral reserves at Pilar increase the Company’s total proven and probable mineral reserves by seven percent to 18.7 million ounces of gold. Pilar, based on production, mineral reserves and resources, and anticipated further exploration success, now represents one of the more significant projects for Yamana.

Key parameters of the Pilar feasibility study include:

Capital cost: approximately $180 million
Cash cost per ounce(1): $430-460
Mining cost per tonne of ore: $34-36
Plant cost per tonne of ore: $12-14
G&A and other cost per tonne of ore: $6-8
Average throughput: approximately 1,000,000 tonnes per year
Average annual production: approximately 120,000 ounces of gold
Initial mine life: 9 years
Plant recovery rate: 95%

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

The after-tax internal rate of return (IRR) exceeds the planned corporate objective of at least 20 percent.

Pilar is planned as an underground mine with ore being extracted through the room and pillar method with a conventional milling, gravity and carbon in pulp processing plant.

Further Exploration

Drilling during the first half of 2010 has focused on extending the main Jordino mineralization down dip.  18,000 metres of diamond drilling has been completed to date this year (See Figure 1) and the Company continues to report positive results, mainly in the north portion of the Jordino trend, where a 700 metre down dip extension of mineralization has been confirmed with significant gold grades along a strike length of 400 metres (See Figure 2).  This down dip extension is currently double the dip length of the current mineral resource implying significant exploration upside and mineral resource growth.

Hole #	From (m)	To (m)	Length	Au (g/t)
JD_311	350.33	351.43	1.1	2.02
JD_313	330.00	331.00	1	18.1
JD_313	403.93	404.43	0.5	3.16
JD_314	313.40	314.07	0.67	2.27
JD_314	315.08	316.00	0.92	1.55
JD_314	333.00	334.00	1	4.28
JD_314	365.93	366.00	0.57	1.67
JD_315	253.00	253.50	0.5	4.69
JD_315	418.51	420.31	1.8	1.33
JD_317	396.00	397.00	1	2.54
JD_317	460.99	461.48	0.49	17.8
JD_317	465.00	466.00	1	4.3
JD_318	264.00	265.09	1.09	2.5
JD_318	284.40	284.90	0.5	55.4
JD_318	289.48	289.97	0.49	6.05
JD_319	211.00	211.51	0.51	14.2
JD_320	219.13	219.65	0.52	3.64
JD_320	352.54	353.04	0.5	3.08
JD_321	391.50	392.00	0.5	8.96
JD_321	414.50	415.50	1	3.33
JD_321	420.50	421.00	0.5	6.1
JD_322	382.00	384.00	2	2.7
JD_322	464.50	466.19	1.69	1.94
JD_323	408.00	409.00	1	2.29
JD_323	382.00	383.00	1	1.67
JD_328	280.07	281.06	0.99	4.54
JD_330	243.29	245.00	1.71	2.74
JD_325	427.00	427.50	0.5	5.1
JD_325	430.00	430.50	0.5	4.54
JD_326	540.00	540.50	0.5	4.88
JD-328	280.07	281.06	0.99	4.54
JD-329	203.00	203.86	0.86	9.06
JD_332	303.00	304.00	1	11.5
JD_334	366.50	367.10	0.6	44.3
JD_334	375.68	376.18	0.5	5.14
JD_334	395.70	397.00	1.3	13.5

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

An additional 15,000 metres of drilling will be completed on the Jordino deposit to extend the deposit down dip along its entire strike length of more than 1,200 metres. Based on drilling results, the mineral resource has the potential to significantly increase from its currently estimated size. An updated mineral resource estimate is expected be completed by the year end of 2010.

Further Development Update

Mercedes, Mexico
The Mercedes Project (See Figure 3) continues to advance with production expected to begin in 2012.  During the development period, the Company has undertaken a significant exploration program given the strong upside growth potential, as highlighted by an over 50% year-over-year increase in cumulative total mineral resources from 2008 to 2009.  The Company anticipates a similar increase in 2010.

Mercedes is planned as an initial 120,000 GEO per year mine for a period of ten years. The Company will further evaluate the potential to increase annual production as it advances its exploration program.

Drilling in 2010 to date has been very encouraging.  Most notably, Yamana has:

1)
Expanded the mineral resource and identified new epithermal veins within a 1080-metre strike length of the Barrancas structural corridor, including hole M10-490D, with a drill intercept of 27.46 metres (15.10 metres estimate TW) at 10.51 g/t Au and 94.3 g/t Ag, and

2)
Intersected a significant new mineralized zone, named Diluvio, within the Lupita Vein structure, including the discovery hole L10-073D with a drill intercept of 31.44 metres (16.03 metres estimate TW) at 8.40 g/t Au and 11.9 g/t Ag.

Las Barrancas

Drilling in 2010 has been focused primarily in the Barrancas zone, centered 2.0 km northwest of the Mercedes Mill site. High grade mineralization was first intersected in the Barrancas Vein Zone in June 2009. It is the first blind vein to be discovered in the Mercedes Project area, and provides other large prospective areas for exploration.  Subsequent drilling since June 2009 has identified ore grade mineralization in several zones along 900 metres of strike length, with an initial inferred mineral resource estimate of 205,000 gold equivalent ounces at a grade of 6.05 g/t AuEq.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

2010 Drilling has focused on both 1) 60-metre step-out drilling to define limits of mineralization outside the 2009 mineral resource grade shells;  and 2) 30-metre infill drilling on a 300-metre strike length covering the Barrancas Hondo ore zone. A total of 10,098 metres in 37 holes have been completed, with three core rigs currently on-site.

Results have been encouraging as both of the principal ore shoots (Hondo and Lagunas) were extended beyond limits defined in 2009.  The Barrancas Zone has been extended to a strike length of 1080 metres and is open to the northwest, as shown by hole M10-501D (1.5 metres grading 15.92 g/t Au and 38.0 g/t Ag).  In-fill drilling in the Hondo zone has also intersected the widest ore zones yet identified in Barrancas, locally to +15.0 metres in true width (including hole M10-490, with 15.10 metres true width at 10.51 g/t Au and 94.3 g. /t Ag).

Highlights from the 2010 drilling include the following intercepts (at a 2.0 g/t AuEq cutoff) (See Figure 4):

Hole	Section		From	To	Interval	True Width	Au	Ag	AuEq
			(m)	(m)	(m)	(m)	g/t	g/t	g/t
M10-487	11,020		289.56	298.70	9.14	7.19	6.71	48.7	7.03
M10-488	10,900		183.90	187.34	3.44	1.15	19.93	93.1	20.55
M10-490	11,080		171.45	184.88	13.43	8.20	8.68	100.5	9.35
M10-490	11,080	and	220.70	225.55	4.85	4.45	11.83	119.8	12.63
M10-492	11,440		162.14	165.66	3.52	3.00	4.67	44.9	4.97
M10-492	11,440	and	179.83	182.27	2.44	2.08	3.78	63.2	4.20
M10-493	11,140		208.00	235.46	27.46	15.10	10.51	94.3	11.14
M10-496	11,680		237.74	244.45	6.71	5.17	3.47	25.1	3.64
M10-497	11,320		145.00	148.33	3.33	1.50	4.63	73.9	5.12
M10-497	11,320	and	201.90	204.76	2.86	1.64	3.35	81.5	3.89
M10-500	11,920		212.45	215.80	3.35	2.45	5.84	228.2	7.36
M10-500	11,920	and	238.00	241.71	3.71	2.60	2.70	39.1	2.96
M10-500	11,920	and	242.93	251.16	8.23	5.76	2.28	37.1	2.53
M10-501	11,980		205.15	206.65	1.50	1.01	15.92	38.0	16.17
M10-503	11,680		271.27	273.94	2.67	2.00	6.10	37.5	6.35
M10-505	11,140		165.00	170.99	4.49	3.59	6.02	44.1	6.31
M10-506	11,080		206.65	210.70	4.05	3.25	3.73	79.6	4.26
M10-509	11,080		216.89	248.41	31.52	19.90	5.51	80.5	6.05
M10-511	11,140		199.64	206.10	6.46	3.90	17.07	118.3	17.86
M10-512	11,020		149.45	154.36	4.91	3.20	4.88	28.4	5.07
M10-512	11,020	and	203.61	205.13	1.52	1.00	5.44	40.2	5.71
M10-512	11,020	and	269.14	272.19	3.05	2.45	10.37	95.1	11.00

A 20,000 metre drill budget has been approved to accelerate 30-metre infill drilling at Barrancas for mineral reserve definition. Four core rigs will be on-site in August 2010 to continue with the program.

Lupita
Drilling in 2010 at Lupita has focused on testing extensions of the 75,000 gold equivalent ounce mineral resource area outlined in 2009, as well as exploratory drilling further east in the vein zone. A total of 7,019 metres in 27 core holes have been drilled year-to-date. Lupita is located three kilometres northwest of the Mercedes vein.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Drilling has closed off the 2009 mineral resource zone, with one small extension area noted on the east side (L10-50D, with 3.66 metres at 33.69 g/t Au and 50.2 g/t Ag.) More importantly, exploratory drilling has intersected a significant new zone of mineralization, named Diluvio, approximately 600 metres NE of the resource zone.  A total of 13 wide-spaced holes (in a surface area of 450 x 200 metres) have intersected a broad zone of multi-stage low sulfidation carbonate-quartz-adularia veins and stockworks ranging from 10.0 to 150.0 metres in true width. The vein zone flairs dramatically in width at depths of 200-300 metres; down dip from surface vein outcrops ranging from 1.0 to 4.0 metres in width. The veining appears to be localized along a series of moderate to low angle structures both at the lower andesite contact and extending into the underlying quartz lithic tuff. The zones are also cut by local high angle epithermal veins.

Broad intervals of mineralization averaging 1.5 to 2.0 g/t AuEq (at a 0.5 g/t AuEq cutoff) are present in the main block; including an interval of 91.0 metres true width at 1.32 g/t Au and 21.4 g/t Ag in hole L10-69D. Higher grade intervals are restricted in width but are present in most holes. However, two outlying holes 120 metres to the north of the block intersected higher gold grades, suggesting that there may be significant high-grade potential within the system amenable to underground mining:

•	L10-073D (120 metres to North):	31.44 metres at 8.40 g/t Au and 11.9 g/t Ag
•	L10-67D (120 metres to NW):	0.55 metres at 22.60 g/t Au and 268.0 g/t Ag
	And	4.30 metres at 7.10 g/t Au and 35.7 g/t Ag

Highlights from the 2010 drilling include the following intercepts (at a 0.5 g/t and 2.0 g/t AuEq cutoff) (See Figure 5):

Hole	Section		Cutoff	From	To	Interval	True Width	Au	Ag
			(g/t AuEq)	(m)	(m)	(m)	(m)	g/t	g/t
L10-050	5240		2.0	214.27	217.93	3.66	3.21	33.69	50.2
L10-061	5540		0.5	259.93	310.90	50.97	49.30	1.39	26.9
L10-061	5540	with	2.0	291.08	304.08	13.72	13.22	3.05	36.6
L10-064	5600	and	0.5	240.84	270.66	29.82	24.45	0.80	90.5
L10-064	5600	and	2.0	266.09	268.36	2.28	1.87	4.85	32.5
L10-066	5540		0.5	298.70	347.33	48.63	46.00	1.26	25.8
L10-066	5540	with	2.0	298.70	299.76	1.06	1.01	0.12	522.0
L10-066	5540	and	2.0	314.21	316.87	2.66	2.53	3.53	13.5
L10-066	5540	and	2.0	327.06	330.71	3.65	3.47	2.22	6.5
L10-066	5540	and	2.0	333.76	336.86	3.10	2.95	4.05	7.5
L10-067	5540		2.0	258.52	259.08	0.56	0.53	5.02	41.1
L10-067	5540	and	2.0	286.19	286.78	0.59	0.55	22.60	268.0
L10-067	5540		0.5	298.20	321.56	23.36	21.96	1.83	19.7
L10-067	5540	with	2.0	307.85	312.42	4.57	4.30	7.10	35.7
L10-068	5600		0.5	253.97	271.27	17.30	14.90	0.88	19.8
L10-069	5600		0.5	228.60	329.18	100.58	91.00	1.32	21.4
L10-069	5600	with	2.0	246.89	249.94	3.05	2.75	2.92	6.6
L10-069	5600	and	2.0	251.46	266.70	15.24	13.72	2.98	9.2
L10-069	5600	and	2.0	268.22	270.29	2.07	1.86	3.36	24.0
L10-069	5600	and	2.0	284.42	286.51	2.09	1.88	3.08	78.9
L10-069	5600	and	2.0	309.37	312.62	3.25	2.93	4.26	61.7
L10-071	5660		0.5	233.18	261.17	27.99	25.00	2.16	29.1
L10-071	5660	with	2.0	243.84	246.89	3.05	2.71	8.24	25.7
L10-071	5660	and	2.0	249.94	251.26	1.32	1.17	3.22	7.7
L10-071	5660	and	2.0	253.72	260.02	6.48	5.77	2.58	40.2
L10-072	5600		0.5	234.39	280.11	45.72	41.00	1.97	19.6
L10-072	5600	with	2.0	240.49	246.08	5.59	4.90	3.72	12.9
L10-072	5600	and	2.0	264.87	270.97	6.10	5.35	3.94	14.0
L10-073	5720		0.5	202.08	259.99	57.91	29.53	5.47	9.8
L10-073	5720	with	2.0	202.08	233.52	31.44	16.03	8.40	11.9
L10-073	5720	and	2.0	241.25	243.23	1.98	1.01	14.65	21.7
L10-073	5720		2.0	320.95	324.00	3.05	1.56	7.96	12.8
L10-073	5720		0.5	339.24	350.72	11.48	5.85	1.43	12.4
L10-074	5720		0.5	232.30	253.89	21.59	11.01	0.66	32.5
L10-074	5720	with	2.0	249.33	250.85	1.52	0.78	2.12	58.7
L10-074	5720		0.5	263.48	273.71	10.23	5.22	0.89	85.4
L10-075	5840		0.5	368.51	381.95	13.44	11.10	2.07	17.7
L10-075	5840	with	2.0	371.70	377.85	6.15	5.07	3.47	20.3

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Drilling to date has only tested approximately 55% of the exposed strike length of the 1500-metre long Lupita Vein Zone. The Diluvio zone is completely open to the north down-dip and to the east on strike. Additional wide-spaced exploratory drilling will be conducted after the end of the monsoon season, to define limits of mineralization and test for continuity of higher-grade zones. A minimum of 7,000 metres of core drilling is currently budgeted to continue exploration in this very prospective new target area.

Further mine exploration and development update

El Peñón, Fazenda Brasileiro and Jacobina
The Company continues with significant exploration efforts at all its mines with a particular focus on El Peñón, Fazenda Brasileiro and Jacobina, and intends to provide a further exploration update for these mines by the end of 2010.

Chapada, Brazil
Yamana is currently advancing a feasibility-level study for Suruca, the new gold mineralized area at Chapada, which the Company expects to complete by the end of 2010.  A total of 15,500 metres of extension and infill diamond drilling was completed in 2010 and the results have extended Suruca from 500 metres along strike to 1,100 metres along strike and showed that the mineralization remains open to northeast. An 800 metre section of the northeast part of the deposit has been drilled on 100 metre spacing.   The Company believes Suruca will provide substantial gold only production growth at this already robust and long life mine. The Company contemplates a shallow open pit operation with ore hauled to the Chapada plant for processing.

Jeronimo, Chile
Yamana holds a 57% controlling and operating interest in the Jeronimo project, which is located in Region II of northern Chile. Yamana continues to advance Jeronimo having made significant advancements in metallurgical testwork and intends to deliver a feasibility study in late 2011.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Qualified Person
Evandro Cintra, P.Geo., Senior Vice President, Technical Services of Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this news release in relation to Gualcamayo and Pilar and serves as the Qualified Person as defined in National Instrument 43-101.

Sergio Brandao Silva, P.Geo., Brazil Exploration Director of Yamana Gold Inc. has reviewed and confirmed the drilling and exploration information contained within this news release in relation to Pilar and serves as the Qualified Person as defined in National Instrument 43-101.

Mark Hawksworth, P. Geo, Mercedes Project Exploration Manager for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this news release in relation to Mercedes and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

MEDIA INQUIRIES:

Mansfield Communications Inc.

Hugh Mansfield

(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected exploration, development and operational plans and may not be appropriate for other purposes.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”. The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP

CO-PRODUCT CASH COSTS
The Company has included cash costs per GEO information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Figure 1: Jordino

652000
8366000
654000
8364000
652000
8364000

Legend
Exploration Decline
Pre 2010 Drilling
2010 Extension Drilling
Pilar Resource Outline
JOT Geology
Neoproterozoic Metasediments
Amphibolite
Calc Silicatic Rocks
Chert/Graphite Schist
Clorite Schist
Ferruginous Quartzite
Garnet Chlorite Schist
Graphite Schist
Felsic Intrusives
Mafic Intrusives
Pegmatic Gneiss
Quartzite
Sericite Schist
Talc Schist
Tourmalinite
Granite

YAMANAGOLD

®

PILAR EXPLORATION
JORDINO - JULY 2010

0 250 500 1,000 1,500 2,000
Meters

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Figure 2: Jordino – NW Extension

652000
8366000
JD_329
JD_319
JD_336
JD_311
JD_349
JD_346
JD_333
JD_322
JD_344
JD_323
JD_335
JD_313
JD_332
JD_318
JD_330
JD_350
JD_353
JD_320
JD_339
JD_347
JD_337
JD_315
JD_340
JD_314
JD_341
JD_345
JD_348
JD_338
JD_324
JD_342
JD_325
JD_327
JD_334
JD_343
JD_351
JD_317
JD_328
JD_321
JD_326

Legend

- Exploration Decline
- 2010 Extension Drilling Pending Assays
- 2010 Extension Drilling
- Pre 2010 Drilling
- Pilar Resource Outline

JOT Geology

- Neoproterozoic Metasediments
- Amphibolite
- Calc Silicatic Rocks
- Chert/Graphite Schist
- Clorite Schist
- Ferruginous Quartzite
- Garnet Chlorite Schist
- Graphite Schist
- Felsic Intrusives
- Mafic Intrusives
- Pegmatic Gneiss
- Quartzite
- Sericite Schist
- Talc Schist
- Tourmalinite
- Granite

YAMANAGOLD

®

PILAR EXPLORATION
NW JORDINO DRILLING EXTENSION - JULY 2010

0 100 200 400 600 800
Meters

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Figure 3: Mercedes Location

Mercedes Project, Sonora, Mexico
2009 Resource Zones and
Diluvio Discovery Area
DILUVIO
LUPITA
Post-Mineral Sedimentary
and Volcanic Rocks
KLONDIKE
BARRANCAS
MERCEDES
1,000
Meters
548000
552000
3360000
3356000

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Figure 4: Las Barrancas

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.

Figure 5: Lupita

1.	Cash costs per GEO is a non-GAAP measure. A definition is provided at the end of this press release.